

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2013

<u>Via U.S. Mail</u>
Wei Dong
Chairman of the Board
Easy Health Technologies Ltd.
No. 16, 219th Street, Tiedong District
Anshan, Liaoning Province 200120
People's Republic of China

> **Re: Easy Health Technologies Ltd.**
> **Shell Company Report on Form 20-F**
> **Filed January 16, 2013**
> **File No. 000-54022**

Dear Mr. Dong:

We note that your shell company report on Form 20-F does not appear to contain financial statements for Easy Health Technologies Ltd. In this regard, we note that you have provided unaudited pro forma financial information giving effect to the transaction described in your shell company report but aside from the pro forma financial statements, it does not appear that you have provided any financial statements for Easy Health Technologies Ltd. Please amend your filing to provide the financial statements for Easy Health Technologies Ltd. that are required by Item 17 of Form 20-F and Item 13 of Form 10.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director